EXHIBIT 4.7

             STOCK OWNERSHIP GUIDELINES FOR OFFICERS



          1. Scope. All Officers of Reynolds Metals Company ("Reynolds") are covered by these Guidelines. For purposes of the preceding sentence, the term "Officer" means (a) any individual who is elected to serve as an officer (except an assistant officer) of Reynolds or (b) any employee of Reynolds who is treated as an officer for compensation purposes by virtue of having his or her compensation approved by the Compensation Committee of the Board of Directors of Reynolds (the "Committee").

          2. Policy Statement. Reynolds expects all Officers to maintain a significant ownership position in Reynolds Common Stock. To further this goal, these Guidelines establish minimum levels of stock ownership that will generally be expected of specified Officers. No specific period of time is established within which the minimum level must be reached. Timing of stock acquisitions is a matter left to each Officer based on personal financial considerations; however, to the extent minimum levels are not reached within the periods specified in Paragraph 5, it is the intent of these Guidelines that the provisions of Paragraph 6 be applied to assist Officers in reaching the applicable minimum level.

          3. Minimum Stock Ownership Levels. (a) Each Officer is expected to own at a minimum the applicable amount of Reynolds
Common Stock (or its equivalent) set forth in the following schedule:

     Chief Executive Officer                 3 times Salary
     President, any Vice Chairman, and
          any Executive Vice President       2 times Salary
     Any Other Officer                       1 times Salary

          (b) "Salary" means the base salary in effect for an Officer on a given Valuation Date (as defined below), and does not include any incentive payments or the value of any other supplemental payments or benefits, whether paid in cash or otherwise.

          (c) Ownership of Reynolds Common Stock (or its equivalent) will include:

           i. Shares owned by the Officer and by any immediate family member who shares the same household as the Officer;

          ii. Shares contributed or purchased for a participant in the Reynolds Savings and Investment Plan for Salaried
Employees and the Reynolds Tax Reduction Act Stock Ownership Plan for Salaried Employees;

         iii. Any other shares deemed to be "beneficially owned" by the Officer for purposes of the reporting and liability provisions of Section 16 of the Securities Exchange Act of 1934 and the rules promulgated thereunder; and

          iv. Any shares of phantom stock of Reynolds allocated to the account of an Officer under any benefit plan maintained by Reynolds for Officers and other key executives, including without limitation the Reynolds Benefit Restoration Plan for Savings and Investment Plan, the Reynolds Salary Deferral Plan for Executives, and the Reynolds New Management Incentive Deferral Plan.

          4. Valuation Date. Each December 31 will be a Valuation Date. Ownership will be calculated for each Officer as of each Valuation Date to determine compliance with the minimum stock ownership levels in Paragraph 3. The closing price of Reynolds Common Stock on the New York Stock Exchange Composite Tape on the Valuation Date (or on the last business day preceding such Valuation Date, if the Valuation Date is not itself a business day) will be used to calculate achievement of the minimum levels. As soon as practicable after each Valuation Date, each Officer who is not in compliance with the applicable minimum stock ownership level will be so notified.

          5. Period for Compliance. Each Officer is expected to meet the applicable minimum stock ownership level as soon as reasonably practicable. Effective December 31, 1995, the provisions of Paragraph 6 will apply to each individual who is an Officer on the date these Guidelines are adopted. After the date these Guidelines are adopted, the provisions of Paragraph 6 will apply to each individual who becomes an Officer and each Officer who is promoted to a new position requiring a higher minimum stock ownership level effective December 31 of such Officer's first full calendar year in the new position.

          6. Consequences of Noncompliance. (a) If unusual and extenuating circumstances beyond an Officer's control make it difficult for the Officer to meet the applicable minimum stock ownership level, the Committee may waive compliance with regard to that Officer.

          (b) Except as provided in Paragraphs 6(c) and 6(d), and unless the Committee has waived compliance with regard to an Officer in accordance with Paragraph 6(a), if an Officer does not meet the applicable minimum stock ownership level by the date set forth in Paragraph 5, then the next award to such Officer under the Reynolds Performance Incentive Plan will be paid part in cash and part in the form of shares of Reynolds Common Stock. The number of shares issued will be equal to the number of shares that would have enabled the Officer to meet the applicable minimum stock ownership level as of the most recent Valuation Date; provided, however, that in no event will more than half of the value of the Officer's award in any year be paid in the form of shares.

          (c) The mandatory share award provisions of Paragraph 6(b) will not apply to the extent an Officer has already elected under the Reynolds New Management Incentive Deferral Plan (i) to defer a portion of his or her award under the Reynolds Performance Incentive Plan and (ii) to have such deferred award be credited with additional income based on shares of phantom stock of Reynolds.

          (d) To the extent an Officer's award under the Reynolds Performance Incentive Plan is subject to a mandatory deferral under the Reynolds New Management Incentive Deferral Plan, the mandatory share award provisions of Paragraph 6(b) will be implemented by deferring under the Reynolds New Management Incentive Deferral Plan the payment that would otherwise be made in the form of stock in accordance with Paragraph 6(b) and having such deferred award be credited with additional income based on shares of phantom stock of Reynolds.

          7. Administration and Interpretation. The Committee reserves the right to interpret, change, amend, modify or terminate these Guidelines at any time and from time to time, either to take into account changes in compensation or benefits for Officers or for any other reason.

          8. Equivalent Securities. For purposes of these Guidelines, any securities convertible into Reynolds Common Stock will be deemed equivalent to the number of shares of Reynolds Common Stock into which they could be converted at the applicable Valuation Date.

          9. Effective Date. These Guidelines will become effective as of their adoption; provided, however, that Paragraph 6 will have no further force and effect if implementing amendments to the Reynolds Performance Incentive Plan are not approved at the 1995 annual meeting of Reynolds shareholders.